November 5, 2013	News Release 13-20

SILVER STANDARD REPORTS THIRD QUARTER 2013 RESULTS

VANCOUVER, B.C. -- Silver Standard Resources Inc. (NASDAQ: SSRI) (TSX: SSO) reports consolidated financial results for the third quarter ended September 30, 2013 and other corporate activities.

"Our restructuring program at Pirquitas has now delivered three consecutive quarters of lower cash costs accompanied by stable production," said John Smith, President and CEO. "Cost reduction for improved, sustainable margins is a priority for our Pirquitas team. At Pitarrilla, we obtained surface rights for the remaining key parcel of land and continue progressing the project whilst evaluating the impact of recent Mexican tax and royalty changes."

Mr. Smith continued, "The sale of the San Agustin property for approximately $75 million in cash and shares again demonstrates the value to be unlocked within our extensive portfolio. The sale adds further to our significant cash position and allows us to benefit from the future development of the property. We have the capacity within these market conditions to be opportunistic to develop, sell and buy properties."

Third Quarter 2013 Highlights:
(All figures are in U.S. dollars unless otherwise noted)

▪
Realized cost savings at Pirquitas: Reported cash costs of $13.32 per payable ounce of silver sold. Continued cash cost reduction efforts focused on headcount, third party contract services and operational controls at the plant and mine to sustainably reposition the mine on the industry cost curve.

▪	Delivered consistent production and sales: Produced and sold 2.0 million ounces of silver.

▪	Exceeded zinc production forecast: Due to higher zinc grade and recovery, produced a record 7.8 million pounds of zinc.

▪	Secured key surface rights at Pitarrilla: Obtained legal access to the surface rights for a critical land parcel.

▪	Maintained strong liquidity position: Cash balance of $401.4 million as at September 30, 2013.

▪	Created value from project portfolio: Announced the sale of the San Agustin exploration project for approximately $75 million in cash and shares, subsequent to quarter end.

Pirquitas Mine, Argentina
Summary Mine Operating Statistics

		Q3 2013	Q2 2013	Q1 2013	Q4 2012	Q3 2012
Total material mined	Kt	4,465	4,471	4,210	4,415	4,333
Ore milled	Kt	394	365	396	417	404
Silver mill feed grade	g/t	215	216	207	212	214
Zinc mill feed grade	%	1.91	1.53	0.92	0.67	0.65
Silver recovery	%	74.6	74.8	76.3	79.9	77.7
Zinc recovery (zinc concentrate)%		47.0	46.0	41.1	41.7	38.8
Silver produced	'000 ozs	2,028	1,890	2,017	2,268	2,163
Zinc produced (zinc concentrate)	'000 lbs	7,818	5,589	3,323	2,615	2,256
Silver sold	'000 ozs	1,969	2,207	2,018	3,218	2,770
Zinc sold (zinc concentrate)	'000 lbs	4,952	2,217	2,147	2,731	2,152
Realized silver price	US$/oz	21.38	22.47	30.68	32.69	29.37
Cash costs (1)	US$/oz	13.32	13.03	13.58	16.13	17.59
Total costs (1)	US$/oz	21.24	20.05	20.06	23.85	24.43

(1)
We report non-GAAP cost per payable ounce of silver sold to manage and evaluate operating performance at the Pirquitas Mine. See "Cautionary Note Regarding Non-GAAP Measures". Information has been restated as discussed in section 13 of the Management's Discussion and Analysis of the Financial Position and Results of Operations for the three and nine months ended September 30, 2013 ("MD&A").

Mine production

The Pirquitas Mine produced 2.0 million ounces of silver in the third quarter of 2013, higher than the 1.9 million ounces produced in the second quarter of 2013. The increase in silver production reflects planned higher tonnage through the mill.

During the third quarter of 2013, approximately 394,000 tonnes of ore were milled, compared to 365,000 tonnes in the second quarter of 2013. Ore was milled at an average rate of 4,283 tonnes per day, 7% above the mill's nominal design. This compares to an average milling rate of 4,009 tonnes per day in the second quarter of 2013. Ore milled contained an average silver grade of 215 g/t, compared to 216 g/t reported in the second quarter. The average recovery rate for silver decreased marginally to 74.6% from 74.8% in the previous quarter, mainly due to higher zinc grades and some oxide ore in the mill feed. As Phase 2 of the San Miguel open pit deepens, the proportion of oxide ore in the mill feed is expected to decrease which will eventually remove this cause of reduced recoveries from the primary feed.

The mine also produced 7.8 million pounds of zinc in zinc concentrate in the third quarter of 2013, a 40% improvement compared to the second quarter of 2013 and the highest quarterly zinc production result in the history of the mine. This record zinc production reflects higher zinc grades and improved zinc recoveries, as we mined more of the zinc-rich Potosi area of the San Miguel open pit.

Mine operating costs

Cash costs per payable ounce of silver sold and total cost per payable ounce of silver sold are non-GAAP financial measures. Please see "Cautionary Note Regarding Non-GAAP Measures".

During the first half of 2013, we commenced a cost reduction initiative at the Pirquitas Mine, which continued through the third quarter and is anticipated to continue until early 2014. The main focus has been on replacing third party contract services, reducing headcount and implementing operational controls at the plant and mine to drive efficiencies. These activities led to a reduction of site operating costs of approximately 14% during the third quarter of 2013 compared to the third quarter of 2012.

The full benefit of these cost savings does not immediately impact the condensed consolidated interim statements of (loss) income, and hence our reported cash costs, as cost of inventory, the principal component of cash costs, is a weighted average cost which has been built up over an extended period of time.

Cash costs, which include cost of goods sold, treatment and refining costs, and by-product credits, were $13.32 per payable ounce of silver sold in the third quarter of 2013 compared to $13.03 per payable ounce of silver sold in the second quarter of 2013 and $17.59 per payable ounce of silver sold in the third quarter of 2012. Cash costs in the third quarter of 2013 benefited from lower operating costs and more favorable concentrate sales terms compared to the third quarter of 2012. The decline in cash costs was also a result of the adoption of Stripping Costs in the Production Phase of a Surface Mine ("IFRIC 20"), the impact of which commenced as of January 1, 2012. As a result of the adoption of this new accounting standard, mining costs were removed from stockpile inventory and capitalized as a Stripping Activity Asset. Inventory sold in the third quarter of 2012 was at a higher per unit cost compared to the third quarter of 2013 as the majority of concentrate sold included previously incurred stripping costs. As we progressed through 2012 and into 2013, the effect of capitalizing stripping costs reduced the weighted average cost of finished goods inventory and hence reduced cost of inventory, on a per payable ounce basis.

Total costs, which include silver export duties, depreciation, depletion and amortization, were $21.24 per payable ounce of silver sold in the third quarter of 2013 compared to $20.05 per payable ounce of silver sold in the second quarter of 2013 and $24.43 per payable ounce of silver sold in the third quarter of 2012. These non-cash items were reasonably consistent per payable ounce of silver sold. Therefore, the main driver for the decrease in total costs is related to the reduction in cash costs, as discussed above.

Mine sales

We sold 2.0 million ounces of silver during the third quarter of 2013, compared to 2.2 million ounces in the second quarter of 2013. Sales were in line with ounces produced as planned. We also sold 5.0 million pounds of zinc in the third quarter of 2013, well in excess of the 2.2 million pounds sold in the second quarter of 2013, due to the increase in zinc production through 2013.

Exploration at Pirquitas

During the third quarter of 2013, we completed the Preliminary Economic Assessment ("PEA") on the Cortaderas deposit to assess the economic opportunity of underground mining at Cortaderas and extend the Pirquitas Mine life. The PEA confirmed that the underground mining opportunity is technically and economically possible, but due to the current business environment in Argentina, metal price environment and our spending controls, we are not advancing to a pre-feasibility level study at this time, but will continue to monitor the situation closely.
The Cortaderas deposit of silver-zinc mineralization is located approximately 500 metres north of the San Miguel open pit and is estimated to contain 3.6 million tonnes of Indicated Mineral Resources averaging 137 g/t silver at a silver cut-off grade of 50 g/t, for 15.6 million ounces of contained silver. In addition, there are an estimated 2.7 million tonnes of Inferred Mineral Resources averaging 162 g/t at a silver cut-off grade of 50 g/t, that contains 14.1 million ounces of silver. The Mineral Resources estimate for the Cortaderas area as of December 31, 2012 was completed by Jeremy D. Vincent B.Sc. (Hons), P.Geo, in accordance with the standards of Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the definition standards of the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”). For a complete description of the key assumptions, parameters and methods used to estimate the Mineral

Resources, please refer to the technical report dated December 23, 2011 and entitled “NI 43-101 Technical Report on the Pirquitas Mine, Jujuy Province, Argentina”.

Outlook

This section of the news release provides management's production and cost estimates for the remainder of 2013. Major capital, exploration and development expenditures are also discussed. These are “forward-looking statements” and subject to the cautionary note regarding the risks associated with forward-looking statements contained in this news release.

Silver production through the fourth quarter of 2013 is expected to total approximately 2 million ounces, taking full year guidance to approximately 8 million ounces. Fourth quarter production is expected to be similar to the third quarter of 2013, as ore delivery from the early portions of the Phase 2 benches of the San Miguel open pit continues to be of a more oxidized nature containing higher zinc grade which reduces silver recoveries. Zinc production during the fourth quarter, however, is anticipated to be higher than expected, and similar to third quarter levels at approximately 8 million pounds. Higher zinc production is expected to offset lower silver production so that the value of metals produced will be largely in line with original guidance for the year.

Based on favourable cash cost performance through the first nine months of 2013 and continued cost improvements at the Pirquitas Mine, we expect annual cash costs to be at the lower end of our previously reduced guidance range of $14.00 to $15.00 per payable ounce of silver sold.

Capital expenditures at the Pirquitas Mine in the fourth quarter are expected to total approximately $7 million in order to complete the Phase 4 tailings lift and replace the third party mining fleet with our own equipment. Deferred stripping expenditures in the fourth quarter are anticipated to be approximately $3 million as the strip ratio continues to reduce as Phase 2 of the San Miguel open pit progresses. Annual exploration and development expenditure guidance remains unchanged.

In October 2013, the Mexican government enacted significant changes to the mining tax and royalty regime which have significant impacts on the mining industry. Given the significance of the taxation and royalty changes, we have initiated a thorough review of the mine and plant options at Pitarrilla and no longer anticipate making a construction decision by the end of the year.

Financial Results

Mine Operations

▪
Revenues were $43.9 million in the third quarter of 2013, versus $73.5 million in the quarter ended September 30, 2012. Cost of sales was $38.2 million including $10.7 million of non-cash depletion, depreciation and amortization in the quarter ended September 30, 2013. This compares to a cost of sales of $54.1 million including $12.5 million of non-cash depletion, depreciation and amortization in the quarter ended September 30, 2012.

▪	Income from mine operations was $5.7 million in the third quarter of 2013, compared to $19.4 million in the third quarter of 2012.

Net Income

▪	Net loss was $14.3 million, or $0.18 per share, in the quarter ended September 30, 2013, compared to net loss of $1.6 million, or $0.02 per share, in the quarter ended September 30, 2012.

Liquidity

▪
Cash and cash equivalents were $401.4 million at September 30, 2013, compared to $366.9 million as of December 31, 2012. The increase in cash primarily resulted from the issuance of the senior convertible unsecured notes, which after repaying the previously issued 4.5% senior convertible notes (the "2008 Notes") generated $118.1 million. This net cash inflow was offset by cash used in operating activities of $5.0 million and cash used in investing activities of $88.7 million in the first nine months of 2013.

▪
Working capital was $608.2 million at September 30, 2013, compared to $350.9 million at December 31, 2012. The primary drivers for the increase were the repurchase of the 2008 Notes, which extinguished a current liability and the recognition of our investment in Pretium Resources Inc. as a current asset, which had previously been recorded as a non-current asset. Subsequent to the quarter end, our investment in Pretium experienced a material decline in value. This decline does not impact short-term liquidity or our ability to fund currently planned capital, exploration and development expenditures over the next twelve months, but reduces our total working capital position.

Selected Financial Data
(US$000's, except per share amounts)

This summary of selected financial data should be read in conjunction with the MD&A, the unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2013, and the audited consolidated annual financial statements for the year ended December 31, 2012.

	Three Months Ended September 30, 2013	Three Months Ended September 30, 2012 (1)
Revenue	43,944	73,524
Income from mine operations	5,732	19,411
Operating (loss) income	(1,636)	10,083
Net loss of the period	(14,306)	(1,597)
Basic loss per share	(0.18)	(0.02)
Cash (used) generated by operating activities	(4,693)	6,867
Cash used by investing activities	(29,728)	(5,218)
Cash generated by financing activities	—	11

Financial Position	September 30, 2013	December 31, 2012 (1)
Cash and cash equivalents	401,384	366,947
Current assets – total	683,284	565,724
Current liabilities – total	75,119	214,812
Working capital	608,165	350,912
Total assets	1,169,967	1,324,685

(1)	Certain information for 2012 has been restated for IFRIC 20 (see section 14 of the MD&A).

Principal Projects

Pitarrilla, Mexico

Capitalized expenditures at our wholly-owned Pitarrilla project located in the State of Durango, Mexico during the three months ended September 30, 2013 amounted to $2.1 million ($5.7 million - nine months ended September 30, 2013).

During and subsequent to the third quarter of 2013, we have continued to progress all key areas of the project and reduce project risk in critical areas, achieving the following:

▪
Received in early October government approval of the 30-year temporary occupation application for the last critical surface property needed to develop the Pitarrilla project. Our occupation could still, however, be subject to legal appeal;

▪
Having submitted the final Project Environmental Impact Assessment, we subsequently responded to inquiries received from the Mexican Ministry of Environment and Natural Resources, SEMARNAT, for clarifying information, and are now awaiting a response from the authorities;

▪	Completed a 10 tonne pilot plant test and are awaiting receipt of the final metallurgical report;

▪	Advanced work on the access road, finalized construction of the initial project landfill and conducted exploration for additional water sources;

▪	Undertook technical discussions and explored options with potential suppliers of mobile equipment and other equipment suppliers; and

▪	Appointed financial advisors, and entered into discussions with potential partners, while considering alternative financing strategies.

In October 2013, the Mexican government enacted significant changes to the mining tax and royalty regime which have significant impacts on the mining industry. Given the significance of these changes, we have initiated a thorough review of the mine and plant options at the Pitarrilla project, and no longer anticipate making a construction decision by the end of the year.

San Luis, Peru

Capitalized expenditures at our wholly-owned San Luis project located in the Ancash Department, Peru, during the three months ended September 30, 2013 amounted to $1.2 million ($5.1 million - nine months ended September 30, 2013).

The San Luis project comprises a 35,000 hectare area which includes several vein systems across an area of land whose surface rights are held by two separate communities, Ecash and Cochabamba. A feasibility study was completed on the Ayelén vein, but the execution of the mining project requires land access negotiations to be completed with both communities, and to date we have only reached an agreement with the Cochabamba community. Two additional targets that have been identified, the Bonita and San Simon Zones, and both appear to have the potential to be high-grade gold deposits, and are both located entirely within the area held by Cochabamba.
Earlier in 2013, we signed a five-year extension agreement with the community of Cochabamba granting us access rights to conduct exploration activities on the community lands that cover the southwestern sector of the San Luis mineral property. This extension enables us to complete exploration work on the Bonita and San Simon Zones. Preparation of exploration permits for these targets has commenced with an objective of commencing exploration drilling upon the conclusion of the Peruvian rainy season in the first half of 2014.
We continue to negotiate with the Ecash community in order to reach alignment on a benefits and surface use agreement over the remaining surface rights required for the Ayelén vein project. The completion of this land access agreement will enable permit applications to be submitted and a development decision to be made.
Other Exploration Projects

During the second and third quarters of 2013, we completed a detailed appraisal of our large property portfolio to determine which properties to advance along with our corporate strategy, and which properties to relinquish. This resulted in several properties being relinquished to save property holding costs.

San Luis del Cordero, Mexico
We have an option agreement with respect to the San Luis del Cordero property in Durango, Mexico, under which we can earn a 51% interest in the property by drilling a minimum of 4,000 metres within the first year, making total cash payments of $1.5 million, and incurring exploration expenditures totaling $3.5 million over the three-year term of the agreement. During the third quarter of 2013, we completed our permit applications, and subsequent to quarter end received our exploration permit which will enable a drill program to be commenced during the fourth quarter of 2013.
Parral, Mexico
We hold four mineral properties in the mining district of Parral in the southern Chihuahua State, Mexico and are evaluating them for their potential to yield economic silver deposits. Our ongoing exploration of these properties has involved detailed geological mapping and sampling of outcroppings that host silver-bearing quartz veins and veinlets. Drilling programs are being designed for the Veta Colorada and Palmilla properties, with exploration permit applications being prepared for these programs.
Sale of San Agustin project, Mexico
On November 5, 2013, we entered into a purchase agreement with Argonaut Gold Inc. (“Argonaut”), a TSX-listed company, to sell our San Agustin project in Mexico. Under the terms of the agreement, we will receive total aggregate consideration of approximately $75 million, comprised of $15 million in cash and $30 million in Argonaut shares (based on the 5-day volume weighted average sale price for Argonaut shares trading on the TSX prior to signing the agreement) on closing, and deferred cash consideration of $30 million ($10 million payable on May 5, 2014 and $20 million payable on May 5, 2015). In addition, we will have a 2% NSR royalty on sulphide ores from the project. Completion of the transaction is subject to customary closing conditions, including receipt of required regulatory and TSX approvals.

Risks and Uncertainties

During the nine months ended September 30, 2013, except as noted, there were no significant changes in our exposure to risks and uncertainties from those described in the MD&A for the year ended December 31, 2012, including risks relating to our foreign operations and environmental regulation.

Subsequent to the quarter end, Pretium Resources Inc. and certain of Pretium’s officers and directors have been named in class action lawsuits filed with the United States District Court for the Southern District of New York on behalf of investors of Pretium. Silver Standard has also been named as a defendant in two of the actions. We believe that the lawsuits against us are without merit and we intend to vigorously defend any attempt to obtain court approval to proceed with the actions against us.

For further information regarding the risks and uncertainties affecting our business, please refer to the section entitled "Risk Factors" in our Annual Information Form for the year ended December 31, 2012, which is available at www.sedar.com, and our Annual Report on Form 40-F for the year ended December 31, 2012, which is available on the EDGAR section of the SEC website at www.sec.gov.

Qualified Person
The scientific and technical data contained in this news release has been reviewed and approved by the following Qualified Person (“QP”) under NI 43-101, who consents to having his name included in this news release.

▪
Andrew W. Sharp, B.Eng., FAusIMM: Mr. Andrew W. Sharp, who has been employed as Vice President, Technical Services with Silver Standard Resources since September 2011, is the QP responsible for the technical content of this news release.

Management's Discussion & Analysis and Conference Call

This news release should be read in conjunction with our condensed consolidated interim financial statements and the MD&A as filed with the Canadian Securities Administrators and available at www.sedar.com or our website at www.silverstandard.com.

▪	Conference call and webcast: Wednesday, November 6, 2013, at 11:00 a.m. EST.

Toll-free in North America:	+1 (888) 429-4600
All other callers:	+1 (970) 315-0481
Webcast:	http://ir.silverstandard.com/events.cfm

▪	The conference call will be archived and available at www.silverstandard.com.
Audio replay will be available for one week by calling:

Toll-free in North America:	+1 (855) 859-2056, replay conference ID 74648812
All other callers:	+1 (404) 537-3406, replay conference ID 74648812

SOURCE: Silver Standard Resources Inc.
For further information contact:
W. John DeCooman, Jr.
Vice President, Business Development and Strategy
Silver Standard Resources Inc.
Vancouver, B.C.
N.A. toll-free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@silverstandard.com

Cautionary Note Regarding Forward-Looking Statements:
Statements in this news release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this news release relate to, among other things: future production of silver and other metals; future costs of inventory and cash costs per payable ounce of silver; the prices of silver and other metals; the effects of laws, regulations and government policies affecting our operations or potential future operations; future successful development of our projects; the sufficiency of our current working capital, anticipated operating cash flow or our ability to raise necessary funds; estimated production rates for silver and other payable metal produced by us; timing of production and the cash and total costs of production at the Pirquitas Mine; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from our mining projects including future sales of the metals, concentrates or other products produced by us; and our plans and expectations for our properties and operations.

These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: uncertainty of production and cost estimates for the Pirquitas Mine, the Pitarrilla project and the San Luis project; future development risks, including start-up delays and operational issues; our ability to replace Mineral Reserves; our ability to obtain adequate financing for further exploration and development programs; commodity price fluctuations; the possibility of future losses; general economic conditions; the recoverability of our interest in Pretium Resources Inc. (“Pretium”), including the price of and market for Pretium's common shares; counterparty and market risks related to the sale of our concentrates and metals; political instability and unexpected regulatory change; potential export tax on production from the Pirquitas Mine; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; uncertainty in acquiring additional commercially mineable mineral rights; lack of suitable infrastructure or damage to existing infrastructure; our revenue being derived from a single operation; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits we have obtained; increased costs and restrictions on operations due to compliance with environmental laws and regulations; reclamation requirements for our exploration properties; unpredictable risks and hazards related to the development and operation of a mine or mine property that are beyond our control; governmental regulations, including environmental regulations; non-compliance with anti-corruption laws; complying with emerging climate change regulations and the impact of climate change; uncertainties related to title to our mineral properties and the ability to obtain surface rights; our insurance coverage; civil disobedience in the countries where our properties are located; operational safety and security risks; actions required to be taken by us under human rights law; currency fluctuations; competition for mining services and equipment; competition in the mining industry for properties, qualified personnel and management; shortage or poor quality of equipment or supplies; our ability to attract and retain qualified management to grow our business; compliance with the requirements of the Sarbanes-Oxley Act of 2002; our adoption of IFRIC 20; tightened controls over the VAT collection process in Argentina; increased regulatory compliance costs related to the Dodd-Frank Wall Street Reform and Consumer Protection Act; conflicts of interest that could arise from some of our directors' and officers' involvement with other natural resource companies; claims and legal proceedings, including adverse rulings in current or future litigation against us and/or our directors or officers; potential difficulty in enforcing judgments or bringing actions against us or our directors or officers outside Canada and the United States; certain terms of our convertible notes; and those other various risks and uncertainties identified under the heading “Risk Factors” in our most recent Form 40-F and Annual Information Form filed with the U.S. Securities and Exchange Commission (the “SEC”) and Canadian securities regulatory authorities.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what our management considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. Assumptions have been made regarding, among other things, our ability to carry on our exploration and development activities, our ability to meet our obligations under our property agreements, the timing and results of drilling programs, the discovery of Mineral Resources and Mineral Reserves on our mineral properties, the timely receipt of required approvals and permits including obtaining the necessary surface rights for the lands required for successful project permitting, construction and operation of the Pitarrilla project, the price of the minerals we produce, the costs of operating and exploration expenditures, our ability to operate in a safe, efficient and effective manner, our ability to obtain financing as and when required and on reasonable terms and our ability to continue operating the Pirquitas Mine. You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management's assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors:

This news release includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in Industry Guide 7. Consequently, Mineral Reserves and Mineral Resources information included in this news release is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically produced or extracted at the time the reserve determination is made.

Cautionary Note Regarding Non-GAAP Measures:

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards ("IFRS"), including cost of inventory, cash costs and total costs per payable ounce of silver sold and adjusted net income (loss) and adjusted basic earnings (loss) per share. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP measures should be read in conjunction with our condensed consolidated interim financial statements.